UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 394

MINUTES NO. 394: In the City of Buenos Aires, on March 9, 2015, at 12:00 a.m., the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, Gustavo Mariani, Edgardo Volosin, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Juan Cuattromo, Eduardo Setti and Santiago Durán Cassiet held a meeting at Ortiz de Ocampo 3302, Building 4, Ground floor. Mr. José Daniel Abelovich, Mr. Jorge Pardo and Mr. Damián Burgio attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Leandro Montero, Director of Finance and Control of the Company, attended the meeting. The meeting was chaired by the Chairman, Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda duly informed: […]Thereafter, the FOURTH ITEM of the Agenda was submitted to consideration: 4°) Consideration of the Annual Report, General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee and allocation of profits, for the fiscal year ended December 31, 2014. The Chairman informed that the Meeting should consider the financial statements and other documents for the fiscal year ended December 31, 2014, and stated all attendees were aware of all such documents as they were handed over to them in advance to the Meeting.  Thereafter, the Chairman moved all Directors to consider the Annual Report, the Inventory, the Financial Statements, Notes thereto, and Informative Review of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR), and information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, for the fiscal year ended December 31, 2014 and to approve all such documents […]. Thereafter, Director Cuattromo took the floor, and stated that he would abstain from voting on the item being considered, as he did not share certain considerations contained in the Financial Statements under analysis. Directors Setti and Durán Cassiet expressed their support to Director Cuattromo’s position and they also abstained from voting. Thereafter, following a discussion, the Board of Directors, with unanimous eligible votes and with Directors Cuattromo’s, Setti’s and Duran Cassiet’s vote abstention, RESOLVED TO: (i) Consider all issues informed and approve the accounting documents submitted to their consideration under that item of the Agenda, but not to authorize their transcription to those minutes as they were already transcribed to the Inventory and Balance Sheet Book, except for the Annual Report and its Schedule I (Corporate Governance Report, CNV GG 606). […](ii) In accordance with the resolutions above, it was unanimously RESOLVED to authorize either the Chairman or Vice-Chairman to sign, on behalf of the Company, the Annual Report, Financial Statements and other related documents previously approved as well as to make any filings and perform any  acts as may be required by the relevant authorities. Thereafter, the FIFTH ITEM of the Agenda was submitted to consideration: […] There being no further issues to transact, the meeting was adjourned at 01:00 pm by the Chairman.-

Undersigning Directors: Ricardo Torres, Gustavo Mariani, Edgardo Volosin, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Juan Cuattromo, Eduardo Setti, Santiago Durán Cassiet, José Daniel Abelovich, Jorge Pardo and Damián Burgio.

Ricardo Torres

EDENOR S.A.

Board of Directors’ Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 20, 2015